EXHIBIT (c)(v)

Announcement entitled

“Queensland Treasury Corporation reduces its 2013-2014 borrowing program by $1 billion”

Queensland Treasury Corporation reduces its 2013-14 borrowing program by $1 billion

Following yesterday’s release of the Queensland Government’s Mid-Year Fiscal and Economic Review, Queensland Treasury Corporation (QTC) is reducing its previously published $12.1 billion 2013-14 borrowing program to $11.1 billion.

The $1 billion reduction is a result of better operating performance in the General Government sector, lower borrowing requirements across government and use of surplus liquidity.

The revised $11.1 billion total consists of $6.1 billion of term debt of which QTC has raised $3 billion to date. While QTC’s AUD benchmark bonds remain the principal source of funding, QTC will also consider issuing other instruments, including floating rate notes, to complete its 2013-14 borrowing program before 30 June 2014. QTC will continue to maintain approximately $5 billion of short-term debt outstandings.

QTC’S TERM DEBT BORROWING PROGRAM

	2013-14	2013-14
	BUDGET	MID-YEAR
	AUD M*	AUD M*

New money

State (includes General Government and Government owned corporations)	8,500	8,100

Local Government and other entities#	1,000	900

Total new money	9,500	9,000

Net term debt refinancing	4,400	4,400

Pre-funding	(6,800)	(7,300)

Total term debt requirement	7,100	6,100

*	Numbers are rounded to the nearest $100 million.
#	Other entities include: retail water entities, universities, grammar schools and water boards.

Note: Funding activity may vary depending upon actual client requirements, the State’s fiscal position and financial market conditions.

2014-15 Borrowing Program

QTC will announce its 2014-15 Borrowing Program following Queensland Government’s State Budget release.

Links

Queensland Mid-Year Fiscal and Economic Review	Queensland Treasury Corporation

ENDS

Enquiries: Kate Scott, Senior Advisor (Market Communication) Ph: +61 7 3842 4701 / +61 438 389 092

Richard Jackson, Executive General Manager, Funding & Markets Ph: +61 7 3842 4789

Note: This media release is hereby incorporated by reference into the disclosure documents for QTC’s funding facilities, including the domestic A$ Bond Information Memorandum dated 18 January 2013.